U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC   20549

                                  FORM 4

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
           Section 30(f) of the Investment Company Act of 1940


(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

--------------------------------------------------------------------------------
1. Name and Address of Reporting Person* Last, First, Middle: Deutsche Bank AG
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Street:   Taunusanlage 12
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 City, State, Zip:  60325 Frankfurt am Main Germany
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol   Completel  Europe N.V.  ( CPTLF )
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
4. Statement for Month/Year April 1, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ( ) Director ( ) 10% Owner ( X ) Officer (give title below) ( ) Other (specify below)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line) ( X ) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person
--------------------------------------------------------------------------------

o If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).



-------------------------------------------------------------------------------------------------------------------------
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-------------------------------------------------------------------------------------------------------------------------
- ------------ ------------- ------------- ----------------------- ------------- ----------- ----------------------
  1.Title of   2.Transaction 3.Transaction 4.Securities Acquired 5. Amount of    6.Ownership  7.Nature of
    Security   Date (Month/    Code          (A)or Disposed of      Securities     Form:        Indirect Beneficial
    (Instr.3)  Year)          (Instr. 8)     (D) (Instr. 3,         Beneficially   Direct(D)    Owndership
                                                                    Owned at End   or Indirect  (Instr.4)
                                                                    of Month       (I)(Instr.
                                                                    (Instr.3        4)
                                                                     and 4)
- ------------ ------------- ------------- ------------------------ --------------- -------------- --------------------
- ------------ ------------- -------- ---- -------- ------- ------- --------------- -------------- --------------------
                              Code     V    Amount   (A) or   Price
                                                     (D)
- ------------ ------------- ------------- ------------------------- --------------- -------------- --------------------
- ------------ ------------- -------- ---- --------- ------- ------- --------------- -------------- --------------------
  Completel    04/01/03       X             168,545   A    $10.95(1) 1,217,813       D
  Ordinary
  Shares
  ($0.04 Euro
  Par Value)
- ------------ ------------- ------------- ------------------------- --------------- -------------- --------------------
- ------------ ------------- ------------- ------------------------- --------------- -------------- --------------------

- ------------ ------------- ------------- ------------------------- --------------- -------------- --------------------
- ------------ ------------- ------------- ------------------------- --------------- -------------- --------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1)Price converted to USD using transaction price of 10.05 euros and a currency conversion rate of 1.0904 euros per USD on the transaction date.




-----------------------------------------------------------------------------------------------------------------------------------
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
- --------- ---------- ----------- ---------- ------------ -------------- ------------- -------- ----------- ----------- ----------
  1.Title   2.         3.          4.          5.Number    6.Date         7.            8.Price   9.Number  10.Ownership 11.Nature
  of        Conversion Transaction Transaction   of        Exercisable    Title         of         of         Form of     of
 Derivative or         Date        Code        Derivative  and            and Amount    Derivative Derivative  Derivative Indirect
 Security   Exercise   (month/Day  (Instr.     Securities  Expiration     of            Security   Securities   Security: Beneficial
 (Instr.3   Price of   Year)       8)          Acquired    Date           Underlying    (Instr.5)  Beneficially Direct    Ownership
            Derivative                         (A) or      (Month/        Securities               Owned at     (D)or     (Instr. 4)
            Security                           Disposed    Day/Year)      (Instr.                  End of       Indirect
                                               of (D)                     3 and 4)                 Month        (I)
                                               3, 4                                                (Instr.4)    (Instr. 4)
                                               and 5)
- ------------ -------- -------- ----- ------ ---------- -------- -------- ----------------- ------- ------- ---------- ----------
- ------------ -------- -------- ----- ------ ---------- -------- -------- --------- ------- ------- ------- ---------- ----------
                                    Code  V   (A)  (D)     Date     Expir- Title  Amount
                                                           Exer-    ation         or
                                                           cisable  Date          Number
                                                                                  of
                                                                                  Shares
- ------------ -------- -------- ----- ------ ---------- -------- -------- ----------------- ------- ------- ---------- ----------
- ------------ -------- -------- ----- ------ ---------- -------- -------- --------- ------- ------- ------- ---------- ----------
 Subscription  $10.95(2) 4/1/03     X         28,147,015  3/15/03 4/15/03  Completel 168,545   N/A    N/A            D
 Rights                                                                    Ordinary
 (right to                                                                 Shares
  buy)                                                                     ($0.04
                                                                           Euro
                                                                           Par
                                                                           Value)
- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ----------------- ------- ------- ---------- ----------
- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ----------------- ------- ------- ---------- ----------

(2) Approximately 167 subsctiption rights must be tendered to obtain 1 ordinary share.  The price paid to obtain 1 ordinary share is $10.95 USD (using the price of 10.05 euros and a currency conversion rate of 1.0904 eros per USD on the transaction date).



Deutsche Bank AG



By: /s/ Jeffrey A. Ruiz       Date 4/7/02
   ---------------------
   Name: Jeffrey A. Ruiz
   Title:  Vice President







By:  /s/ Margaret M. Adams      Date 4/7/02
     ---------------------
    Name: Margaret M. Adams
    Title: Director